Mail Stop 3561

May 31, 2007

Lawrence C. Yarberry
Executive Vice President and Chief Financial Officer
Pacer International, Inc.
2300 Clayton Road, Suite 1200
Concord, CA 94520

> **Re:** **Pacer International, Inc.**
> **File No. 000-49828**
> **Form 10-K: For the Fiscal Year Ended December 29, 2006**

Dear Mr. Yarberry:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant